UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to             .

Commission File No. 001-31970

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

TRW Automotive 401(k) Savings Plan

(Formerly TRW Automotive Retirement Savings Plan for Salaried Employees)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TRW Automotive Holdings Corp.

12001 Tech Center Drive

Livonia, Michigan 48150

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

TRW Automotive 401(k) Savings Plan

(Formerly TRW Automotive Retirement Savings Plan for

Salaried Employees)

As of December 31, 2011 and 2010, and for the

Year Ended December 31, 2011

With Report of Independent Registered Public

Accounting Firm

TRW Automotive 401(k) Savings Plan

(Formerly TRW Automotive Retirement Savings Plan for Salaried Employees)

Audited Financial Statements and Supplemental Schedules

As of December 31, 2011 and 2010, and for the

Year Ended December 31, 2011

Report of Independent Registered Public Accounting Firm

The Pension Administrative Committee of the

TRW Automotive 401(k) Savings Plan

    (Formerly TRW Automotive Retirement Savings Plan for Salaried Employees)

We have audited the accompanying statements of net assets available for benefits of the TRW Automotive 401(k) Savings Plan (formerly TRW Automotive Retirement Savings Plan for Salaried Employees) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2011, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young

June 22, 2012

Detroit, Michigan

TRW Automotive 401(k) Savings Plan

(Formerly TRW Automotive Retirement Savings Plan for Salaried Employees)

Statements of Net Assets Available for Benefits

	December 31
	2011	2010
Assets
Employer contribution receivable	$547,274	$470,456
Notes receivable from participants	10,219,520	5,865,690
Other receivables	24,416	291,642

Total receivables	10,791,210	6,627,788
Interest-bearing cash	1,679	1,220
Mutual funds	293,913,804	264,721,566
Common/collective trust funds	38,942,567	28,983,822
TRW Common Stock Fund	83,102,147	100,992,875

Total investments	415,960,197	394,699,483

Total assets reflecting investments at fair value	426,751,407	401,327,271
Liabilities
Excess contributions payable	20,335	—

Total liabilities	20,335	—
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(946,175)	(237,322)

Net assets available for benefits	$425,784,897	$401,089,949

See accompanying notes to financial statements.

TRW Automotive 401(k) Savings Plan

(Formerly TRW Automotive Retirement Savings Plan for Salaried Employees)

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2011

Additions
Interest and dividends	$11,927,365
Interest income on notes receivable from participants	452,093
Employer contributions	17,110,028
Employee contributions	28,838,032
Employee rollovers	2,399,343
Transfers from the TRW Automotive Retirement Savings Plan for Hourly Employees	57,991,279

Total additions	118,718,140
Deductions
Benefit payments	26,663,520
Administrative expenses	237,380

Total deductions	26,900,900
Net realized and unrealized depreciation in fair value of investments	(67,122,292)

Net increase	24,694,948
Net assets available for benefits at beginning of year	401,089,949

Net assets available for benefits at end of year	$425,784,897

See accompanying notes to financial statements.

TRW Automotive 401(k) Savings Plan

(Formerly TRW Automotive Retirement Savings Plan for Salaried Employees)

Notes to Financial Statements

December 31, 2011

1. Description of Plan

The following description of the TRW Automotive 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions. Effective January 1, 2011, the name of the Plan changed from the TRW Automotive Retirement Savings Plan for Salaried Employees to the TRW Automotive 401(k) Savings Plan.

General

The Plan is a defined-contribution benefit plan designed to provide eligible employees of a participating plant, division, subsidiary, or affiliate of TRW Automotive U.S. LLC, the sponsor of the Plan (as applicable, the Company or TRW), with a vehicle to systematically save funds to supplement their retirement benefits. The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility

Salaried or nonunion hourly employees of the specified locations in the plan document are eligible to participate in the Plan on the first day of employment with the Company.

Effective January 1, 2011, certain hourly employees who were not represented by a collective bargaining unit became ineligible to participate in the TRW Automotive Retirement Savings Plan for Hourly Employees. Accordingly, their eligibility to participate in the Plan began as of this date. Their account and loan balances of $53,583,725 and $4,407,554, respectively, were transferred from the TRW Automotive Savings Plan for Hourly Employees on or around January 3, 2011. The total amount of the transferred balance was $57,991,279.

Employees are eligible to participate in the Plan for purposes of receiving the Company match after completing one year of service.

TRW Automotive 401(k) Savings Plan

(Formerly TRW Automotive Retirement Savings Plan for Salaried Employees)

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Employee Contributions

Each year, participants may contribute a percentage of pretax annual compensation not to exceed the applicable Internal Revenue Code (IRC) limitations ($16,500 for both 2011 and 2010), as well as up to 10% of after-tax compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined-benefit or defined-contribution plans. For each of 2011 and 2010, a participant who was 50 years old on or before the last day of the plan year-end was eligible to make an additional catch-up contribution of $5,500.

Upon enrollment, a participant may direct contributions in 1% increments to any of the Plan’s fund options. Participants may change their investment options or transfer assets between investment options at any time during the year.

Employer Contributions

The Company matches an amount equal to 100% of the participant’s pretax contribution up to 6% of the participant’s compensation. Matching contributions made in TRW Automotive Holdings Corp. stock are immediately diversifiable.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s contribution, if applicable, and the earnings on the invested contributions. The benefit to which a participant is entitled cannot exceed the participant’s vested account balance.

Vesting

Effective January 1, 2011, participants are immediately vested in their contributions and company matching contributions plus actual earnings thereon.

TRW Automotive 401(k) Savings Plan

(Formerly TRW Automotive Retirement Savings Plan for Salaried Employees)

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Forfeitures

Nonvested employer contributions of employees who terminated prior to January 1, 2011, became forfeitures of the Plan and will be used to reduce future employer contributions or administrative expenses. Forfeited funds are transferred to the Fidelity Managed Income Portfolio II fund when a nonvested employee takes a distribution. Approximately $123,111 and $89,018 was available at December 31, 2011 and 2010, respectively.

Notes Receivable From Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a prime interest rate on the last business day of the preceding calendar month plus one percentage point. Principal and interest are paid ratably through regular payroll deductions.

Payment of Benefits

Upon termination of service due to retirement, death, or disability, a participant or the participant’s beneficiary may receive a lump-sum amount equal to the vested value of the participant’s account. Financial hardship withdrawals and in-service withdrawals are permitted as defined by the Plan.

Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the IRC, and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.

In-service withdrawals are available either from the participant’s after-tax contributions and/or rollover contributions or upon attainment of age 59 1/2 under certain provisions of the Plan.

TRW Automotive 401(k) Savings Plan

(Formerly TRW Automotive Retirement Savings Plan for Salaried Employees)

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Administrative Expenses

Certain administrative expenses of the Plan related to loan setup, withdrawals, and qualified domestic relations orders are paid by the participants. All other administrative expenses are paid for by the Company.

Plan Termination

The Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of the Plan’s termination, distributions to participants and beneficiaries will be made at such time after termination of the Plan as provided by the plan agreement.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedules. Actual results could differ from those estimates.

Excess Contributions Payable

Amounts payable to participants for contributions in excess of amounts allowed by the IRC are recorded as a liability with a corresponding reduction to contributions. The Plan distributed the 2011 excess contributions to the applicable participants by March 15, 2012.

Notes Receivable From Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2011 or 2010. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

TRW Automotive 401(k) Savings Plan

(Formerly TRW Automotive Retirement Savings Plan for Salaried Employees)

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Valuation of Investments and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion and disclosures related to fair value measurements.

The Plan invests in investment contracts through a common collective trust (Fidelity Managed Income Portfolio II). This fund invests in fully benefit-responsive investment contracts. This fund is recorded at fair value (see Note 4); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses. The statements of net assets available for benefits present the fair value of the investment in the common collective trust as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts. The fair value of the Plan’s interest in the Fidelity Managed Income Portfolio II is based on information reported by the issuer of the common collective trust at year-end. The contract value of the Fidelity Managed Income Portfolio II represents contributions plus earnings, less participant withdrawals and administrative expenses.

The common/collective trust fund is designed to preserve principal and accumulate earnings. This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one year redemption notice to liquidate its entire share in the fund.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

TRW Automotive 401(k) Savings Plan

(Formerly TRW Automotive Retirement Savings Plan for Salaried Employees)

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Relevant Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update, Improving Disclosures about Fair Value Measurements (ASU 2010-06). ASU 2010-06 amended Accounting Standards Codification Topic 820, Fair Value Measurement (ASC 820), to clarify certain existing fair value disclosures and require a number of additional disclosures. The requirement to present changes in Level 3 measurements on a gross basis is effective for reporting periods beginning after December 15, 2010. Since ASU 2010-06 affects only fair value measurement disclosures, adoption of ASU 2010-06 did not have an effect on the Plan’s net assets available for benefits or on its changes in net assets available for benefits.

In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04). ASU 2011-04 amended ASC 820, to converge the fair value measurement guidance in U.S. generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

TRW Automotive 401(k) Savings Plan

(Formerly TRW Automotive Retirement Savings Plan for Salaried Employees)

Notes to Financial Statements (continued)

3. Investments

During the year ended December 31, 2011, the Plan’s investments (including investments purchased and sold, as well as held during the year) depreciated in fair value as determined by quoted market prices as follows:

Net Realized and Unrealized Depreciation in Fair Value of Investments
Mutual funds	$(20,692,176)
TRW Common Stock Fund	(46,430,116)

$(67,122,292)

The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits at fair value is as follows:

	December 31
	2011	2010
American Funds EuroPacific Growth Fund – Class R5	$21,747,414	$23,402,262
Fidelity Managed Income Portfolio I	**	28,034,206
Fidelity Managed Income Portfolio II	38,942,567	***
Hartford MidCap Fund	34,285,130	34,502,005
ING Small Company Fund	34,262,926	34,569,004
PIMCO Total Return Fund – Administrative Class	67,223,579	54,616,542
TRW Common Stock Fund*	83,102,147	100,992,875

*	Participant- or nonparticipant-directed
**	Investment option not available for period presented
***	Investment option less than 5% of net assets for period presented

TRW Automotive 401(k) Savings Plan

(Formerly TRW Automotive Retirement Savings Plan for Salaried Employees)

Notes to Financial Statements (continued)

3. Investments (continued)

Nonparticipant-Directed Investments

The TRW Common Stock Fund is participant- and non - participant-directed. Information about the net assets and the significant components of changes in net assets related to this fund is as follows:

	December 31
	2011	2010
TRW Common Stock Fund	$83,102,147	$100,992,875

Year Ended December 31, 2011
Change in TRW Common Stock Fund:
Contributions	$19,185,700
Net realized and unrealized depreciation in fair value	(46,430,116)
Exchange in	35,414,897
Distributions	(5,753,955)
Exchange out	(36,568,758)
Transfer in from TRW Automotive Retirement Savings Plan for Hourly Employees	16,194,830
Other	66,674

$(17,890,728)

4. Fair Value Measurements

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical or comparable assets and liabilities. The Company utilized the market approach to determine the fair value of its assets under Level 1 of the fair value hierarchy.

TRW Automotive 401(k) Savings Plan

(Formerly TRW Automotive Retirement Savings Plan for Salaried Employees)

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

Level 2 – The fair values determined through Level 2 of the fair value hierarchy are derived principally from or corroborated by observable market data under the market approach. Inputs include quoted prices for similar assets and liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves, and other items that allow value to be determined.

Level 3 – The Company would utilize the income approach or the cost approach, as appropriate, to determine the fair value of its assets and liabilities under Level 3 of the fair value hierarchy. The fair value would be derived principally from unobservable inputs from the Company’s own assumptions about market risk, developed based on the best information available, subject to cost-benefit analysis, and may include the Company’s own data. When there are no observable comparables, inputs used to determine value are derived from company-specific inputs, such as projected financial data and the Company’s own views about the assumption that market participant would use.

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest-level input that is significant to the fair value measure in its entirety.

The following methods and assumptions were used to determine the fair value of investments recorded at fair value in the statements of net assets available for benefits.

Mutual funds: Valued at quoted market prices, which represent net asset value (NAV) of shares held by the Plan at year-end.

Equity securities: Valued at the quoted market price reported on the active market on which the individual securities are traded on the last business day of the plan year.

The TRW Common Stock Fund invests in TRW Automotive Holdings Corp. common stock. A small portion of the fund may also be invested in short-term reserves to accommodate daily transactions; however, no such reserves existed as of December 31, 2011 and 2010. TRW common stock is valued at the closing price on the New York Stock Exchange on the last business day of the year, which represents the value of the fund as of December 31, 2011 and 2010.

TRW Automotive 401(k) Savings Plan

(Formerly TRW Automotive Retirement Savings Plan for Salaried Employees)

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

Common fund/Collective trust: Valued at the net unit value, as reported in the audited financial statements of the fund, of units held by the Plan.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2011 and 2010:

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Interest-bearing cash	$1,679	$—	$—	$1,679
Mutual funds:
Money markets	1,028,590	—	—	1,028,590
Domestic equities	160,645,635	—	—	160,645,635
International equities	26,888,210	—	—	26,888,210
Lifecycle funds	38,127,373	—	—	38,127,373
Bonds fund	67,223,996	—	—	67,223,996
Common/collective trust fund	—	38,942,567	—	38,942,567
TRW Common Stock Fund	83,102,147	—	—	83,102,147

Total investments at fair value	$377,017,630	$38,942,567	$—	$415,960,197

TRW Automotive 401(k) Savings Plan

(Formerly TRW Automotive Retirement Savings Plan for Salaried Employees)

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Interest-bearing cash	$1,220	$—	$—	$1,220
Mutual funds:
Domestic equities	151,672,710	—	—	151,672,710
International equities	29,042,214	—	—	29,042,214
Lifecycle funds	29,390,099	—	—	29,390,099
Bonds fund	54,616,543	—	—	54,616,543
Common/collective trust fund	—	28,983,822	—	28,983,822
TRW Common Stock Fund	100,992,875	—	—	100,992,875

Total investments at fair value	$365,715,661	$28,983,822	$—	$394,699,483

5. Related-Party Transactions

Certain plan investments are units of participation in common trust funds and shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Likewise, TRW Automotive U.S. LLC is the plan sponsor and, therefore, transactions in shares of its Parent TRW Automotive Holdings Corp.’s stock would also qualify as party-in-interest transactions.

6. Risks and Uncertainties

The Plan allows for investments in various investment securities. Investment securities are exposed to various risks such as interest rate, foreign currency exchange, market volatility, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

TRW Automotive 401(k) Savings Plan

(Formerly TRW Automotive Retirement Savings Plan for Salaried Employees)

Notes to Financial Statements (continued)

7. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated June 1, 2009, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this determination letter by the IRS, the Plan was amended. The Plan is required to operate in conformity with the IRC to maintain its qualification. The plan sponsor believes the Plan is being operated in compliance with applicable requirements of the IRC and therefore believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

8. Difference Between the Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits pursuant to the financial statements to the Form 5500:

	December 31
	2011	2010
Net assets available for benefits as reported in the Plan’s financial statements	$425,784,897	$401,089,949
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	946,175	237,322

Net assets available for the benefits pursuant to Form 5500	$426,731,072	$401,327,271

TRW Automotive 401(k) Savings Plan

(Formerly TRW Automotive Retirement Savings Plan for Salaried Employees)

Notes to Financial Statements (continued)

8. Difference Between the Financial Statements and Form 5500 (continued)

The following is a reconciliation of net loss from investments:

Year Ended
December 31, 2011
Interest and dividends from investment	$11,927,365
Net realized/unrealized depreciation from investment accounts	(67,122,292)

Net investment loss from investments as reported in the financial statements	(55,194,927)
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	708,853

Net investment loss from investments as reported in the Form 5500	$(54,486,074)

9. Subsequent Events

Management had evaluated and concluded that there were no subsequent events for the Plan through June 22, 2012, the date the financial statements were available to be issued.

Supplemental Schedules

TRW Automotive 401(k) Savings Plan

(Formerly TRW Automotive Retirement Savings Plan for Salaried Employees)

EIN: 14-1857697             Plan Number: 001

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

December 31, 2011

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investments	Historical Cost	Current Value
American Funds	American Funds EuroPacific Growth Fund – Class R5	$—	$21,747,414
Brokerage Accounts	Self Directed Brokerage Account	—	62,739
Fidelity*	Fidelity Capital Appreciation Fund	—	12,352,993
	Fidelity Cash Reserve	—	1,003,378
	Fidelity Freedom K Income Fund	—	1,629,857
	Fidelity Freedom K 2000 Fund	—	997,639
	Fidelity Freedom K 2005 Fund	—	335,296
	Fidelity Freedom K 2010 Fund	—	1,294,177
	Fidelity Freedom K 2015 Fund	—	3,558,833
	Fidelity Freedom K 2020 Fund	—	4,713,715
	Fidelity Freedom K 2025 Fund	—	8,091,261
	Fidelity Freedom K 2030 Fund	—	6,985,680
	Fidelity Freedom K 2035 Fund	—	4,679,836
	Fidelity Freedom K 2040 Fund	—	4,728,216
	Fidelity Freedom K 2045 Fund	—	404,165
	Fidelity Freedom K 2050 Fund	—	708,697
	Fidelity Managed Income Portfolio II	—	38,942,567
	Spartan 500 Index Institutional Fund	—	20,656,592
PIMCO	PIMCO Total Return Fund – Administrative Class	—	67,223,579
Dodge & Cox	Dodge & Cox Balanced Fund	—	15,107,563
	Dodge & Cox Stock Fund	—	17,035,116
	Dodge & Cox International Stock	—	5,115,141
ING	ING Small Company Fund	—	34,262,926
Hartford	Hartford MidCap Fund	—	34,285,130
TRW Automotive*	TRW Common Stock Fund	64,067,056	83,102,147
Victory	Victory Diversified Stock – Class A	—	15,939,334
DWS	DWS RREEF Real Estate Securities Fund	—	10,994,527

		64,067,056	415,958,518
Other	Interest-bearing cash	—	1,679
Participants*	Participant loans, interest rates range from 3.25% to 10.00%, with various maturity dates	—	10,219,520

Total assets held		$64,067,056	$426,179,717

*	Parties in interest.

Note: Historical cost information is disclosed for the TRW Stock Fund since investments can be either participant- or nonparticipant-directed. Historical cost information is not disclosed for all other investments since they are solely participant-directed.

TRW Automotive 401(k) Savings Plan

(Formerly TRW Automotive Retirement Savings Plan for Salaried Employees)

EIN: 14-1857697             Plan Number: 001

Schedule H, Line 4j – Schedule of Reportable Transactions

Year Ended December 31, 2011

Identity of Party Involved	Description of Asset (Including Interest Rate and Maturity in Case of a Loan)	Selling Price	Purchase Price	Cost of Assets	Net Gain (Loss)
Category (iii) – A transaction is a reportable transaction under this category if a series of transactions involving securities of the same issue when aggregated involve an amount in excess of 5% of current value of the plan assets.

Fidelity	TRW Stock Fund	$20,080,604	$—	$10,351,900	$9,728,704
Fidelity	TRW Stock Fund	—	37,550,637	—	—

There were no category (i), (ii), or (iv) reportable transactions during the plan year.

Signature

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TRW Automotive 401(k) Savings Plan
(Name of Plan)

	By:	/s/ Joseph S. Cantie
Joseph S. Cantie
Date: June 22, 2012		Vice President and Chief Financial Officer TRW Automotive U.S. LLC

TRW AUTOMOTIVE HOLDINGS CORP.

ANNUAL REPORT ON FORM 11-K

INDEX TO EXHIBITS

Exhibit Number	Documents

23	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm